UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2015

Via E-mail
Stephen M. Merkel, Esq.
General Counsel
BGC Partners, Inc.
499 Park Avenue
New York, New York 10022

Re: GFI Group Inc.
DFAN14 filed by BGC Partners, Inc. and BGC Partners, L.P.
Filed January 21, 2015
File No. 001-34897

Dear Mr. Merkel:

We have reviewed your filing and have the following comment.

General

1. We note the recent statement that "…their deal is going down, and we are going to win it…it seems obvious…" which Mr. Howard Lutnick made in an interview he gave to CNBC on January 23, 2015. Please avoid making any similar claims in the future. Refer to Note (d) of Rule 14a-9.

You may contact Eric Envall at (202) 551-3234 or me at (202) 551-3503 with any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
David K. Lam, Esq.
Wachtell, Lipton, Rosen & Katz